FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 28, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

28| May | 2008

Press Release

MTS LAUNCHES 3G IN RUSSIA

First pan-regional 3G network in Russia to initially cover four cities

Moscow, Russian Federation, May 28, 2008 — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announced the commercial launch of its 3G network in Saint Petersburg and technical readiness of 3G networks for commercial launch in Sochi, Yekaterinburg and Kazan.

Saint Petersburg becomes the first Russian city where MTS launched its next-generation network. The Company plans to launch additional 3G networks in over 10 cities during 2008 and in up to 40 cities in Russia through 2009. MTS also holds 3G licenses in Uzbekistan and Armenia, where the network will be launched as early as 2009. The Company plans to invest around 38 billion roubles(1) in 3G network development over the next three years to provide high-speed data transfer services to its customers in Russia and the CIS.

 (1) Approximately $1.6 billion according to the official exchange rate on May 28, 2008.

The key benefit of a next-generation network is the ability to provide customers with faster data download speeds with top download capacity using HSPA technology up to 3.6 Mbit/s. This is over ten times faster than the currently available 2G EDGE technology. Higher speeds enable faster download of mobile content and higher quality email services, particularly for work with large attachments. 3G brings true mobile broadband to subscribers of MTS Connect, a proprietary mobile Internet solution from MTS that comes as a modem for desktop PCs or laptops.

MTS also launched a number of innovative services available only through the 3G infrastructure. Customers on the new network are now able to make video calls, access mobile TV and roam on 3G networks. In addition, international roamers are able to access fast speeds and advanced services on MTS’ 3G networks.

“With the launch of 3G networks in major regions of Russia, MTS is starting a new phase in the development of telecommunications in the CIS. We are keen to offer 3G services to our customers, as we see great demand for data and broadband solutions in Russia,” noted Mr. Mikhail Shamolin, CEO of MTS Russia.

Mr. Shamolin continued: “We believe that conditions for the 3G launch in Russia are more favorable than in the developed markets. Today’s HSPA-enabled infrastructure allows download speeds up to 10 times faster than the first phase of 3G networks, while the costs for equipment and devices are significantly cheaper. We have access to best-practice implementation from around the world and our 3G network benefits from higher-quality and more advanced mobile services and devices.”

Development of the 3G network is a cornerstone of MTS’ strategy to provide mobile broadband in the CIS. As the CIS markets demonstrate relatively low levels of fixed-line penetration and historic underinvestment in infrastructure, MTS views its networks as an ideal vehicle to meet the growing broadband Internet needs of its subscribers through attractive data products and services. MTS possesses 3G licenses in Russia, Uzbekistan and Armenia, as well as operating a CDMA-450 network in Ukraine to provide high-speed data access for its clients.

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For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 85.68 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: May 28, 2008